[Reference Translation]

November 1, 2023

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Koji Sato, President
(Code Number: 7203
Prime of Tokyo Stock Exchange and
Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:
Yoshihide Moriyama, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning the Determination of Matters Relating to

the Repurchase of Shares of Common Stock

(Repurchase of Shares under Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held on November 1, 2023 to repurchase shares of its common stock pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act.

1.	Reason for repurchasing shares

TMC deems the improvement of its shareholders’ profit as one of its priority management policies, and it will continue to work to improve its corporate culture to realize sustainable growth in order to enhance its corporate value.

TMC will flexibly repurchase its common stock while considering factors such as the price level of its common stock.

With a view to surviving tough competition and transitioning to a mobility company, TMC will utilize its internal funds mainly for its investment in growth for the next generation such as environmental technologies to achieve a carbon neutral society and safety technologies for the safety and security of its customers, and also for the stakeholders such as employees, business partners and local communities.

2.	Details of matters relating to repurchase

(1) Class of shares to be repurchased	Shares of Common Stock of TMC

(2) Total number of shares to be repurchased	60 million shares (maximum)

(Represents 0.44% of the total number of issued shares (excluding treasury stock))

(3) Total purchase price for repurchase of shares	JPY 100 billion (maximum)

(4) Period of repurchase	From November 2, 2023 to April 30, 2024

(References) Number of treasury stock as of September 30, 2023

Total number of issued shares (excluding treasury stock) :	13,513,852,345	shares

Number of treasury stock :	2,801,135,115	shares

-End-